Susan W. Murley

+ 1 617 526 6832 (t)

+1 617 526 5000 (f)

susan.murley@wilmerhale.com

May 3, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  James B. Rosenberg

Re:	Sepracor Inc.
Form 10-K for the Fiscal Year ended December 31, 2005 (the “Form 10-K”)
Filed March 16, 2006
File Number: 000-19410

Ladies and Gentlemen:

On behalf of Sepracor Inc., or the Company, this letter is being submitted in response to the comments provided to the Company in a letter, or the Letter, dated April 19, 2006 from James Rosenberg, Senior Assistant Chief Accountant of the staff, or the Staff, of the Securities and Exchange Commission, or the Commission, to Mr. Timothy J. Barberich, Chairman and Chief Executive Officer of the Company. The comments in this letter are based in all respects on information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

In addition, in most instances the Company intends to respond to the Staff’s comments by revising and/or adding disclosure in relevant future filings with the Commission, including its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 and Annual Report on Form 10-K for the year ending December 31, 2006. Such additional language is set forth in our responses below.

Exhibit 13 — Selected Portions of the 2005 Annual Report to Shareholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 3

Critical Accounting Policies, page 14

1.

We believe that your disclosure related to estimates of items that reduce gross revenue, such as returns, chargebacks, rebates, and other applicable discounts and allowances,

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

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could be improved as follows. As such please provide us the following information in disclosure type format:

a.

The nature and amount of each accrual at the balance sheet date and the effect that could result from using reasonably likely assumptions other than what you used to arrive at each accrual, such as a range of reasonably likely amounts or other type of sensitivity analysis.

b.

Elaborate on the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c.

To the extent that information you consider in b) is quantifiable, provide both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d.

A roll forward of the balance for each estimate for each period presented showing the following:

•      Beginning balance,

•      Current provisions related to sales made in current period,

•      Current provisions related to sales made in prior periods,

•      Actual returns or credits in current period related to sales made in current period,

•      Actual returns or credits in current period related to sales made in prior periods, and

•      Ending balance.

Response:

In response to Comments 1(a) - (d), the Company records product sales net of certain discounts as further described below. The Company intends to add disclosure on such discounts in the “Critical Accounting Policies’’ section of applicable future filings.

Product Sales Allowances and Reserves:  We record product sales net of the following significant categories of product sales allowances: payment term discounts, wholesaler fee for service discounts, government rebates and contractual discounts (includes medicaid discounts, medicare discounts, managed care discounts, chargebacks and group purchasing organization, or GPO, contract discounts), returns and other discounts. Calculating each of these items involves significant estimates and judgments and requires us to use information from external sources. Based on known market events and trends, internal and external historical trends, third party data, customer buying patterns and up- to-date knowledge of contractual and statutory requirements, we are able to make reasonable estimates of sales discounts. Historically, our estimates have not materially differed from our actual results.

1) Payment Term Discounts — We offer our wholesaler customers a 2% prompt-pay cash discount as an incentive to remit payment within the first thirty days after the date of the invoice. Prompt-pay discount calculations are based on the gross amount of each invoice. We account for these discounts by reducing sales by the 2% discount amount when product is sold, and apply earned cash discounts at the time of payment. Since we began selling our products commercially in 1999, our customers have routinely taken advantage of this discount. Based on common industry practices and our customers’ overall payment performance, we accrue for cash discounts on product sales recorded during the period. We adjust the accrual to reflect actual experience as necessary.

2) Wholesaler Fee for Service Discounts — In the second quarter of 2005, we entered into letter agreements with certain wholesaler customers that provide these wholesalers with the opportunity to earn discounts in exchange for the performance of certain services. These agreements are subject to termination upon thirty days prior written notice. Our effective rate of wholesaler discounts applied across all product sales beginning in our second quarter of 2005 was approximately 2.1%, and when measured against full year sales was 1.7%. If the percentage of gross sales sold to wholesalers with letter agreements increases, our liability related to wholesaler discounts could increase materially. For example, a 0.5% increase in the effective rate of wholesaler discounts on full year 2005 gross sales from our three marketed products would result in a sales reduction of approximately $4.6 million.

3) Government Rebates and Contractual Discounts -

Medicaid Discounts — We record accruals for rebates to be provided through the Medicaid Drug Rebate Program as a reduction of sales when the product is sold. We rebate individual states for all eligible units purchased under the Medicaid program based on a rebate per unit calculation driven off our Average Manufacturer Price, or AMP. We estimate the expected rebate per unit to be used and adjust our rebate accruals based on expected changes in rebate pricing. We also examine the historical rebate trends and the trend of sales that become eligible for Medicaid programs and any changes expected to these trends. In addition, certain states have supplemental rebate programs, which provide such states with an additional rebate. Supplemental rebates, like rebates under the Medicaid Drug Rebate Program, are recorded as a reduction of sales when the product is sold. Rebate amounts are generally invoiced quarterly in arrears and paid thirty days after they are invoiced. As a result, our accrual consists of (i) an estimate of the amount we expect to be incurred for the current quarter’s prescriptions, (ii) an accrual for prior quarters’ unpaid rebates and (iii) an accrual for estimated inventory in the distribution channel.

We recorded a provision for Medicaid rebates of 6.7% and 11.3% of gross sales in 2005 and 2004, respectively. The reduction was principally due to a change in product mix, with LUNESTA, which we commercially introduced in 2005, having significantly lower Medicaid eligible units than XOPENEX Inhalation Solution. Actual Medicaid discounts could exceed historical experience and our estimates of expected Medicaid activity and rebate per unit amounts. If the Medicaid discount provision percentage were to increase by 0.5% of 2005 gross sales from our marketed products, an additional provision of $4.6 million would result.

 Medicare Discounts — We record accruals for rebates to be provided through Medicare programs as a reduction of sales when the product is sold. We established a Medicare rebate program in order to increase the access by Medicare beneficiaries to our XOPENEX Inhalation Solution 1.25 mg strength product through medicare pharmacy providers, or MPPs. This 1.25 mg strength of XOPENEX is covered under a Medicare code for drugs used with durable medical equipment, in our case, nebulizers. We provide rebates to customers for the difference between the wholesale purchase price and the reimbursement level for the drug set by the applicable Medicare code. We estimate the expected rebate using historical data and by examining trends and expected changes in Medicare codes. Medicare payments are paid to MPPs primarily on a monthly basis. Accordingly, the provision typically relates to the activity over a one-month period and, as a result, the total provision consists of (i) an estimate of the amount expected to be incurred for the current month’s prescriptions, (ii) an accrual for prior months’ unpaid rebates and (iii) an accrual for estimated inventory in the distribution channel.

The provision for Medicare rebates was less than 1% and 5.3% of gross sales in 2005 and 2004, respectively. The reduction in 2005 was principally due to a change in the reimbursement level based on the Medicare code assigned to our 1.25 mg XOPENEX Inhalation Solution product. This change has had a significant favorable impact on net sales for the Company. Actual Medicare discounts could change significantly in the future based on future Medicare reimbursement classifications. If the Medicare discount provision percentage were to revert back to 2004 levels and be applied against our 2005 gross sales of our 1.25 mg XOPENEX Inhalation Solution product, we would incur an additional provision of approximately $15.0 million.

 Managed Care Discounts — We have entered into agreements with certain managed care organizations, or MCOs, whereby we provide agreed upon discounts to such entities based on the achievement of sales volume and/or market share purchasing targets. We record accruals for these discounts as a reduction of sales when product is sold based on discount rates and expected levels of sales volumes of these MCOs during a period. We estimate eligible sales based on historical amounts and sales trends and expected changes to these trends. Discounts are generally invoiced and paid quarterly in arrears. Accordingly, our accrual consists of (i) the amount expected to be incurred for the current quarter’s prescriptions, (ii) an accrual for prior quarters unpaid discounts and (iii) an accrual for estimated inventory in the distribution channel.

The provision for MCO rebates was approximately 1.3% and 1.4% of gross sales in 2005 and 2004, respectively. Actual MCO discounts could exceed historical experience and our estimates of expected future participation in these programs. If the MCO discount provision percentage were to increase by 0.5% of 2005 gross sales of our marketed products, an additional provision of approximately $4.6 million would result.

 Chargebacks and GPO Contract Discounts — We have entered into agreements with certain group purchasing organizations, or GPOs, in which its members can purchase product from our wholesalers at a specified price. GPOs are organizations that represent a group of end buyers in the purchase of goods. These agreements involve the wholesalers who receive a stated margin on sales to GPOs. When the difference between the wholesaler’s purchase price and the GPO’s price creates a margin less than the amount agreed between us and the wholesaler, the wholesaler requests a credit, which is referred to as a chargeback. We record accruals for these discounts as a reduction of sales when product is sold. We estimate eligible sales based on a history of the average actual chargebacks and an average of the chargeback cycle time, which is the time from when a wholesaler sells to a GPO until we issue a credit to the wholesaler. We examine the history of sales that qualify for chargebacks and monitor sales trends and contractual changes. Our accrual consists of the amount we expect to be incurred for the current sales in the calculated chargeback cycle, plus an accrual for estimated inventory in the distribution channel.

The provision for chargebacks and GPO contract credits was approximately 0.9% and 1.3% of gross sales in 2005 and 2004, respectively. Actual chargeback and GPO contract credits could exceed historical experience and our estimates of expected future participation in these programs. Additionally our estimate of the average chargeback cycle time could vary. If the provision for chargeback and GPO contract credits were to increase by 0.5% of 2005 gross sales of our marketed products, then an additional provision of approximately $4.6 million would result.

4) Returns — Customers can return short-dated or expired product that meets the guidelines set forth in our returns good policy. Product shelf life from the date of manufacture for XOPENEX Inhalation Solution is 15 months, XOPENEX HFA is 21 months and LUNESTA is 15-24 months. Returns are accepted from wholesalers and retail pharmacies. Customers can return product with six months or less of shelf life remaining and expired product within twelve months following the expiration date. We record an estimate for returns as reductions of revenue at the time product sales are recorded. We base our estimates of product returns on the percentage of returns that we have experienced historically and on a historical aging of the average time a return occurs from the time the product was sold. For products with insufficient return history, we estimate by examining data of similar drugs. For example, with LUNESTA we researched industry data on return patterns of widely prescribed insomnia drugs. We may adjust our estimate of product returns if we are aware of other factors that we believe could significantly impact our expected return percentages. These factors include our estimate of inventory levels of our products in the distribution channel, competitive issues such as new product entrants and other known changes in sales trends.

In 2005, we recorded a provision for returns of XOPENEX Inhalation Solution at a rate of approximately 3.1%, for returns of XOPENEX HFA at approximately 2.4% and for returns of LUNESTA at a rate of approximately 1.3%. Actual returns could exceed historical experience and, accordingly, our estimates of expected future returns due to factors such as wholesaler and retailer stocking patterns and inventory levels and/or competitive changes. If the returns provision percentage were to increase by 0.5% of 2005 gross sales for each of these products, then an additional provision of $4.6 million would be necessary.

Many of our accruals include an estimate of inventory in the distribution pipeline. At December 31, 2005, we believe a reasonable estimate of the value of our pipeline inventory is approximately $58.0 million for XOPENEX Inhalation Solution, $13.0 million for XOPENEX HFA and $66.0 million for LUNESTA.

5) Other discounts — At times we offer special programs and discounts. In 2005, we implemented discount programs related to the launch of LUNESTA and XOPENEX HFA MDI to support the goal of making the products widely available. These programs include discounts for auto-shipments to pharmacies, coupons and vouchers. Under the auto-shipments to pharmacies program, we give a discount to wholesalers that provide evidence that they have delivered product to an agreed upon number of pharmacies in a timely manner. Under the coupon program, physicians give patients coupons to purchase the prescribed drug at a discount from any retail pharmacy. We reimburse retail pharmacies for these discounts through a third party administrator. Under the voucher program, physicians give patients vouchers to obtain free samples of the prescribed drug from any retail pharmacy. We reimburse retail pharmacies for the cost of these products through a third party administrator. We use the voucher program primarily in states where samples cannot be shipped directly to physicians.

In each case mentioned above, we estimate the cost of reimbursement as a reduction of gross sales when the product is sold. In addition, we maintain an accrual for unused coupons and vouchers based on outstanding total coupons and vouchers and their historical usage rates and adjust this accrual whenever changes in such historical usage rate occurs. Each of these programs has a defined expiration date.

The following table summarizes activity in each of the above categories for the years ended December 31, 2004 and 2005 (in 000’s):

	Payment	Wholesaler	Government Rebates
	Terms	Fee for	and Contractual		Other
	Discount	Service	Discounts	Returns	Discounts	Total
Balance at January 1, 2004	$(1,023)	$—	$(19,520)	$(8,361)	$—	$(28,904)

Current provision:	(8,053)	—	(79,650)	(4,449)	—	(92,152)

Actual:
Current periods	6,529	—	47,331	451	—	54,311
Relating to prior year	1,271	—	19,724	3,705	—	24,700

Total	7,800	—	67,055	4,156	—	79,011

Balance at December 31, 2004	(1,276)	—	(32,115)	(8,654)	—	(42,045)

Current provision:	(17,589)	(15,817)	(82,790)	(21,831)	(2,552)	(140,579)

Actual:
Current periods	14,621	6,314	36,029	3,355	1,999	62,318
Relating to prior year	1,612	—	31,414	10,861	—	43,887

Total	16,233	6,314	67,443	14,216	1,999	106,205

Balance at December 31, 2005	(2,632)	(9,503)	(47,462)	(16,269)	(553)	(76,419)

(e)

In your discussion of results of operations for the period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e., returns, chargebacks, rebates and other applicable discounts and allowances), including the effect that changes in your estimates of these items had on your revenues and operations.

Response:

In response to Comment 1(e), the Company intends to add tabular disclosure, similar to that set forth below, to the Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, section of applicable future filings. The Company believes that, in the MD&A section of the Form 10-K, it discussed some, but not all, of the elements referred to in Comment 1(e). Therefore, where repetitive, existing disclosure will be deleted from future filings. For example, the Company believes that, in the text of the MD&A section of the Form 10-K, it discussed, in some detail, the effect of rebates on gross revenue; such textual disclosure would be replaced by disclosure similar to that set forth below.

Analysis of gross sales to net sales — The following table presents the product sales allowances deducted from gross sales to arrive at a net sales figure for years ended December 31, 2005 and 2004:

	For the Year Ended December 31,
(dollars in 000’s)	2005	% of Sales	2004	% of Sales	Change	% Change
Gross sales	$910,550	100%	$412,108	100%	$498,442	121%
Product sales allowances:
Payment term discount	17,589	1.9%	8,053	2.0%	9,536	118%
Wholesaler fee for service	15,817	1.7%	—	0%	15,817	100%
Government rebates and contractual discounts	82,790	9.1%	79,649	19.3%	3,141	4%
Returns	21,830	2.4%	4,449	1.1%	17,381	391%
Other (includes product launch discounts in 2005)	2,839	0.3%	176	0%	2,663	100%
Sub total - discounts	140,865	15.5%	92,237	22.4%	48,538	53%

Net sales	$769,685	84.5%	$319,781	77.6%	$449,904	141%

Decreases in the product sales allowances as a percentage of gross sales from 2004 to 2005 are primarily due to significantly lower Medicaid and Medicare discounts as a percentage of gross sales in 2005. The Medicaid percentage decreased in 2005 primarily due to significantly fewer LUNESTA units being eligible for Medicaid discounts as compared to XOPENEX Inhalation Solution. All of our product sales in 2004 were for XOPENEX Inhalation Solution. The Medicare percentage decreased in 2005 due to a favorable reimbursement code rate change, as mandated by the Medicare Prescription Drug Improvement and Modernization Act of 2003. This change in the reimbursement code rate substantially reduced discounts to the home health care sector and, accordingly, to our Medicare liability in 2005 as compared to 2004. We cannot be certain whether, or for how long, this favorable reimbursement rate will remain in effect. These decreases in product sales allowances as a percentage of gross sales were partially offset by the addition of a wholesaler fee for service arrangements in the second quarter of 2005 and by higher returns as a percentage of sales, as the returns in 2004 were significantly lower than all other years.

Analysis of gross sales to net sales — The following table presents the product sales allowances deducted from gross sales to arrive at a net sales figure for the years ended December 31, 2004 and 2003:

	For the Year Ended December 31,
(dollars in 000’s)	2004	% of Sales	2003	% of Sales	Change	% Change
Gross sales	$412,108	100%	$350,279	100%	$61,829	18%

Product sales allowances:
Payment term discount	8,053	2.0%	6,759	1.9%	1,294	19%
Government rebates and contractual discounts	79,649	19.3%	48,366	13.8%	31,283	65%
Returns	4,449	1.1%	8,365	2.4%	(3,916)	- 47%
Other	176	0%	(30)	0%	206	- 100%
Sub total - discounts	92,327	22.4%	63,460	18.1%	28,867	45%

Net sales	319,781	77.6%	286,819	81.9%	32,962	11%

Increases in the product sales allowances as a percentage of gross sales from 2003 to 2004 are principally due to higher Medicaid and Medicare discounts as a percentage of gross sales, offset by lower returns as a percentage of gross sales. The Medicaid discounts increased in 2004 as compared to 2003 primarily due to an increase in state supplemental Medicaid rebates as a result of XOPENEX Inhalation Solution being included on certain states’ Medicaid preferred drug lists. The Medicare discount percentage increased in 2004 as compared to 2003 due to growth in the number of XOPENEX Inhalation Solution units eligible for Medicare rebates as our sales in the home health care sector increased. These increases in product sales allowances as a percentage of gross sales were partially offset by a reduction in returns as a percentage of gross sales, as the number of units returned in 2004 was significantly lower than in 2003, despite the increase in number of units sold in 2004 as compared to 2003.

As requested in the Letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this letter and the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone with the undersigned at 617-526-6832 or Lia Der Marderosian of this firm at 617-526-6982 or David Aubuchon of the Company at 508-357-7617.

Very truly yours,

/s/ Susan W. Murley
Susan W. Murley

SWM:mgp